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                                                                       EXHIBIT 3

                         BOLERO INVESTMENT GROUP, L.P.
                         -----------------------------

PO BOX 5208                                                 1101 E. BALBOA BLVD.
HILTON HEAD ISLAND, SC 29938                       NEWPORT BEACH, CA  92661-1313
(803) 785-7730                                                    (714) 675-3850
(803) 686-2659 (FAX)                                        (714) 673-0434 (FAX)


October 15, 1996

Ms. Karen Hendricks
CEO
Baldwin Piano & Organ Co.
422 Wards Corner
Loveland, OH  45140-8390

Dear Ms. Hendricks:

          I am in receipt of your September 20th letter. As we wait for the Board of Directors to consider my proposal, I felt it would be beneficial to provide the possible issues that we would have discussed if given the opportunity to meet. Since your "busy schedule" prevented us from meeting, the following are examples of questions that remain unanswered and their possible benefits were not addressed. As we enter into the third year of your tenure as CEO, Baldwin Piano and Organ Co.'s performance continues to suffer from laggard sales, erratic earnings and a stock price hovering near book value. The Board and management, in their fiduciary capacity, should have addressed the issues presented in order to effectuate a reversal of these trends. Based on the Board's and management's seeming unwillingness to address these issues, the Bolero Partnership was placed in a position of having to call on the Board to hire an investment banker to explore a possible sale, merger or business combination involving the company.

          According to the latest figures contained in the company's 10K, Baldwin's main competition in the manufacturing of acoustic and digital pianos came from abroad. Foreign piano manufacturers control sixty-one (61%) percent of the acoustic piano market in an era where overall sales of acoustic pianos have decreased. In response to this fact, had any efforts been made to lobby the government to rectify the business advantages foreign competition enjoys as a result of our import laws? Many other American businesses have effectively utilized similar techniques in order to achieve a competitive balance in our domestic market. With public sentiment favoring a "Buy American" mentality, Baldwin seemed to have a threshold opportunity to capitalize on being the sole manufacturer of pianos in the United States. By creating an even playing field, Baldwin could have conceivably captured a greater percentage of the domestic market.

          Similarly, you were recently quoted as stating that Baldwin was preparing to enter the Japanese, South Korean and German markets. While the aforementioned seems on its face a worthy endeavor, it appears to suffer from specious characteristics. The stated
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goal of having future international sales constituting five (5%) percent of total sales by the year 2000 hardly evoked confidence in this strategy for future growth. While not attempting to interfere in the traditional province of management, the Bolero Partnership would have been interested in learning of the overall strategy of management for increasing its market share abroad. Additionally, as competitors prepare to enter the Latin American market, would it be reasonable to assume that Baldwin had also targeted this geographic area for expansion? Another area that may have deserved consideration is the Middle East. As previously stated, the Bolero Partnership has numerous contacts in the Arab world and could have possibly facilitated Baldwin's entry into this market.

          In regard to Baldwin's domestic operations, the company's factories are primarily located in Arkansas and Mississippi. The last two 10-K's of the company have stated that several of the factories have not been utilized at capacity levels. Based on this fact, wouldn't Baldwin have been better served by consolidating operations and selling the under-utilized factories? Reducing the duplication of activities and streamlining operations could have been potential benefits. In the alternative, did the company have reasonable belief as to the anticipation of business growth in order to justify the warehousing of excess space?

          Another possibility regarding Baldwin's manufacturing operations concerned the ownership of the physical plants. Baldwin currently owns all of its manufacturing facilities. Had Baldwin considered selling its interest in the facilities and entering into long-term lease arrangements? The selling of the facilities could have provided Baldwin with an additional source of capital necessary to expand and improve on its current operations, or to be used in the finance subsidiary.

          Similarly, Baldwin's corporate headquarters are located in Loveland, Ohio. The 50,000 square foot facility houses the corporate offices as well as a retail showroom. With all the manufacturing facilities located primarily in Arkansas, what were the benefits of maintaining the corporate offices in Ohio? Would it be reasonable to assume that the company would have benefited by having its corporate offices near the manufacturing process? Would relocation have promoted continuity and expediency? The company could have explored potential incentives and tax benefits offered by cities in order to induce relocation.

          In analyzing Baldwin's distribution system, management should have considered the following questions or areas of interest. The company currently supplies its pianos through independent dealers, eleven company-owned stores and a factory direct sales program. Had the company considered alternatives to owning the stores? Taking into account the expense of operating the company owned stores in eleven locations, was there any merit to Baldwin selling its stores and reemploying the proceeds? Could the stores have been sold to independent dealers? Baldwin could have continued to provide pianos in the areas affected through independent dealers in order to avoid any loss in revenue.

          Additionally, Baldwin currently charges a monthly "display fee" for all consigned inventory held by dealers longer than ninety (90) days, thereby affording Baldwin an additional source of revenue and income. In analyzing this practice, the company could have considered the seemingly favorable implications of restructuring the
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dealer relationship by having the dealers rent or lease the pianos.  Would renting or leasing the pianos have allowed Baldwin to depreciate the pianos on its financial statements while still receiving the revenue benefits, thereby increasing cash flow and profitability? The company could have passed on some of the benefits received to the dealers as incentive to restructure the arrangement.

          In regard to the contract electronics division, the company states that "it does not occupy a significant portion of the printed circuit board industry." The division was created in 1984, and has enjoyed significant investment from Baldwin for state of the art equipment and facilities. With the availability of alternative manufacturers, both foreign and domestic, what was the rationale for the division's existence? Did the benefits of maintaining this division outweigh the costs? Would it be reasonable to assume that the company would have profited from a potential sale or spinoff of this division? Is the facility in Fayetteville one of the factories which is under-utilized? Did the dominance of foreign manufacturers preclude Baldwin from capturing an increased share of the market? Was there a strategy in place which addressed the division's failure to capture a significant share of the market? Additionally, the limited information contained in the Note entitled Segment Information raised several questions. While sales and other revenue in the electronic contracting division rose from 1994 to 1995, the net operating profit decreased in the division for each of the last three years. What was the reason for this decrease? Was this a trend? The Notes contain an explanation stating that the operating profit was lower due to lower margins on a changing mix of sales. The partnership would have wanted to discuss this statement and its meaning with management.

          The finance company division has provided Baldwin with a potential competitive advantage over other piano manufacturers. With KAC recently entering into the business of financing the purchase of other pianos and instruments, what steps had Baldwin implemented in promoting this change in policy? What marketing strategies had been implemented to attract potential consumers/borrowers? Additionally, it appears that Baldwin pianos retain a high resale value. Given this fact, had Baldwin contemplated a lease program? A lease program could have made the acquisition of a piano more attractive to Baldwin's main focus group, families with children between the ages of six and twelve. Other potential consumers that would have been attracted by a lease option would be instructions such as colleges, universities and churches.

          The most recent 10K states that the company's retail stores and most of its independent dealers sell used keyboard products. Was there a system in place to refurbish and retune pianos received as trade-ins? Was there financing available for used pianos? What promotional strategies were in place to actively sell and distribute used pianos? What steps were being taken to compete with Baldwin's potentially largest competitor, namely, the sellers of used Baldwin's Pianos? The partnership would also have been interested in what strategies Baldwin had implemented to take advantage of the used digital piano market.

          In regard to the financial statement of the company, there are several issues from an accounting standpoint as well as a presentation standpoint that should have been addressed. Currently, Baldwin accounts for a substantial portion of its inventory (77%) by applying the last in first out method (LIFO). Other inventory is accounted for using the
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first in first out method (FIFO).  What was the rationale for using alternative methods? What is the industry practice for accounting for inventory? The Note to the 1995 financial statement states that net earnings were $1.4 million less than would have been reported had the FIFO method been used.

          Additionally, the financial statement states that the revolving line of credit (Revolver) is classified as a current portion of long term debt. Assuming that the reasoning behind this classification is correct, would it have been in the company's best interest to renegotiate the terms of the line of credit in order to classify this debt as a long term obligation? What would have been the effect of restructuring this arrangement so as not to be required to reflect it as a current portion of long term debt? Would the positive result of achieving a restructuring have outweighed the effort involved?

          In the area of presentation of the financial statement, there are additional questions which should have been discussed. The financial statement contains a Note entitled Segment Information where limited data is provided on the individual divisions. What was the rationale for not providing more specific data on the divisions? Would it have been reasonable to assume that by providing more detailed data, Baldwin would have afforded the investment community a more accurate picture of the company's performance and perhaps aided in achieving a more favorable multiple.

          Finally, in the area of the company's stock, there are many areas that should have been addressed. As you are hopefully aware, the company's stock suffers from illiquidity. According to the 1995 Financial Statement, the company has authorized 14,000,000 shares of common stock. However, the only portion of the authorized stock has been issued. Had the issuance of more shares been contemplated? Would solving the problem of illiquidity negate any other considerations? Similarly, were there any marketing strategies in place to raise the awareness of Baldwin with investors? Did the company employ a public relations firm? Was the company attempting to attract additional market makers? There are approximately 17.3 million dollars available for the repurchase of stock. Had the company considered the repurchase of stock, and if not, what were the reasons for not implementing a repurchase plan? In regard to the dealers, had the company considered the granting of stock options as incentives? This might have been an inexpensive manner to motivate the dealers and decrease illiquidity. The partnership would have liked to discuss these issues and any other potential solutions that management had considered.

          In summary, it was my hope to examine all facets of the company in order to attempt to aid management. Specific areas of inquiry would have included, but were not limited to, the following: illiquidity of stock; flat sales and earnings; effect of foreign competition; limited number of market makers and analysts following the company; lack of public interest and decreasing profitability of the company. Additionally, with the current management team commencing its third year at the helm of Baldwin, the partnership would have addressed the seeming lack of depth of management as well as the lack of leadership initiative in the product and finance divisions. The Bolero Partnership continues to view its investment in Baldwin as having significant potential for increased value. Yet, with management's apparent inability or refusal to address the issues raised in this letter it became readily apparent that the hiring of an investment banker was not a luxury but a necessity.
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          The management's seemingly conscious avoidance of the weakness of the company was affecting the owners, its shareholders. Ultimately, the investment banker's analysis will devolve into an objective set of criteria. Once this criteria is defined, it will become apparent that Baldwin's performance has been substandard and not in conformance with the expectations for a company of its size, stature and duration. In support of this contention I offer the following proof: laggard sales, erratic earnings and a stock price hovering near book value. As much, I renew my request to hire a nationally recognized investment banker to explore a possible sale, merger or business combination involving the company as alternatives in enhancing the company's value. In the event that my request is denied, I reiterate my intention to submit the proposal contained in my September 13th letter at the 1997 Annual Meeting of Shareholders.

Sincerely,

/s/ Kenneth W. Pavia

Kenneth W. Pavia, G.P.